PRESS RELEASE

UNITED COLORS OF BENETTON.

Ponzano, 10th January, 2003 – With reference to the press release about the preliminary contract of the sale of the company-arm Nordica to Gruppo Tecnica, Benetton Group informs that the acquisition of 10% of Tecnica is worth 15 million euro.